Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 13, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 136

Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016

Nuveen Prospect Income Finance Portfolio, 2Q 2016

File Nos. 333-210609 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 5, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Trusts, Series 136, filed on April 5, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016 and Nuveen Prospect Income Finance Portfolio, 2Q 2016 (the “Trusts”).

Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016 Prospectus

Principal Investment Strategy (p. 2)

1. The penultimate sentence of the first paragraph states that “the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers.” Please clarify in the filing what is meant by “managers” of such issuers.

Response: The disclosure has been revised as requested.

2. In the third paragraph, it states that “[m]any MLPs operate in the energy and natural resources sector (emphasis added).” Please clarify that all of the MLPs which the Trust counts towards its policy of investing 80% of its assets in the securities of issuers in the energy and power sector operate in the energy and power sector.

Response: The disclosure has been revised as requested.

3. Please disclose whether the Trust will invest in non-traded closed-end funds, and, if so, add appropriate risk disclosure.

Response: The Trust will not invest in non-traded closed-end funds. The second paragraph in the “Selection of Portfolio Securities” section states that the securities in the initial universe will be traded on at least one stock exchange.

Principal Risks (pp. 3-9)

4. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25). This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

Fee Table (pp. 10-11)

6. Footnote (5) refers to a “consulting fee paid to Prospect for its assistance with the Trust’s portfolio.” Please explain to the staff in your response letter why Prospect is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the “1940 Act”). See Section 2(a)(20) of the 1940 Act. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The sponsors of unit investment trusts (“UITs”) are responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and are not regarded as investment advisers to the UITs under Section 2(a)(20) of the 1940 Act. The assistance that Prospect provides to Nuveen Securities, LLC (the “Sponsor”) helps the Sponsor fulfill its obligation as a depositor. Prospect is not providing advice to the Trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that Prospect is not an investment adviser of the Trust under the 1940 Act. This is a well-established understanding consistent with the way the staff of the Commission has viewed the roles of these parties and consistent with the manner in which the UIT industry has operated.

7. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.” This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

Example (p. 11)

8. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

Trust Portfolio (p. 15)

9. Please revise footnote (3) to the table so that it is written in plain English. This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

Nuveen Prospect Income Finance Portfolio, 2Q 2016 Prospectus

Principal Investment Strategy (p. 16)

10. Please disclose here, as you do under Principal Risks, that the Trust will invest in non-traded BDCs.

Response: On page 19 under the “Principal Risks” section, the disclosure intends to indicate that the investments made by BDCs may be not publicly traded. The disclosure has been revised to make that clearer. The Trust will only invest in securities that trade on at least one stock exchange, as stated in the last paragraph of the “Selection of Portfolio Securities” section on page 17.

11. Please clarify whether the Trust will invest in initial public offerings of BDCs. If so, add appropriate risk disclosure, such as the risk that a BDC’s share price may fall after its initial public offering.

Response: The Trust will not invest in initial public offerings of BDCs.

12. We note that Incapital Unit Trust, Series 47, which had a substantially similar strategy to this portfolio, only invested in BDCs and REITs. If the Trust similarly intends to invest only in BDCs and REITs, please consider deleting the disclosure regarding investments in Financial Services Companies.

Response: The disclosure relating the Financial Services Companies has been removed.

Principal Risks – The BDCs held by the Trust may invest in payment-in-kind debt (p. 20)

13. Please disclose the following risks associated with payment-in-kind (PIK) debt:

a.	even if accounting conditions are met, a borrower may still default at the maturity of a PIK obligation;

b.	PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.	PIK interest has the effect of generating investment income and increasing incentive fees payable to advisers at a compounding rate;

d.	the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate; and

e.	PIK securities create the risk that incentive fees will be paid to advisers based on non-cash accruals that ultimately may not be realized.

Response: The disclosure has been revised as requested.

Principal Risks – The laws or regulations (and changes thereto) governing BDCs could negatively affect the profitability of the Trust (p. 24)

14. Please define RIC.

Response: “RICs” has been changed to “regulated investment companies.”

Principal Risks – BDC investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments (p. 26)

15. Please clarify whether BDC investments will be the only source of the Trust's exposure to non-U.S. securities, as the principal investment strategies suggest otherwise.

Response: The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By: /s/ Morrison C. Warren

Morrison C. Warren